UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 12, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 March 2021 entitled ‘TRANSACTION IN OWN SECURITIES- TOTAL VOTING RIGHTS’.

RNS Number: 1646S

Vodafone Group Plc

12 March 2021

12 March 2021

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES - TOTAL VOTING RIGHTS AND CAPITAL

In March 2019, Vodafone Group Plc ('Vodafone') issued a two-tranche mandatory convertible bond ('MCB'), the first tranche of which (£1,720,000,000 1.20 per cent. Subordinated Mandatory Convertible Bonds; ISIN XS1960588850) matured on Friday, 12 March 2021 (the "Bonds"). All conversions were satisfied by Vodafone transferring treasury shares.

In conformity with Listing Rule 12.6.4R, Disclosure Guidance and Transparency Rule 5.5.1R and Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone hereby notifies the market of the following details of the transfer of treasury shares:

Date:	12 March 2021

Number of ordinary shares transferred:	1,426,710,898

Conversion price:	£1.2055

Following this transfer, Vodafone's issued share capital consists of 28,816,831,728 ordinary shares of US$0.20 20/21 of which 553,421,025 ordinary shares are held in treasury.

Therefore, the number of ordinary shares excluding those held in treasury, and the total number of voting rights in Vodafone, is 28,263,410,703. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA's Disclosure Guidance and Transparency Rules.

Following the Transaction, the percentage of voting rights attributable to the ordinary shares Vodafone holds in treasury is 1.96 per cent.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 12, 2021	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary